SUN LIFE FINANCIAL COMPLETES OFFERING OF SENIOR

UNSECURED DEBENTURES

Toronto (July 11, 2006) – Sun Life Financial Inc. (TSX/NYSE:SLF) announced today the successful completion of a public offering in Canada of CDN$300 million principal amount of Series C Senior Unsecured 5.0% Fixed/Floating Debentures due in 2031, pursuant to its medium term note program.

The debentures were sold under a pricing supplement dated July 5, 2006 issued pursuant to the Company’s short form base shelf prospectus dated November 4, 2005 and its prospectus supplement dated June 22, 2006, which are available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com.

The debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2006, the Sun Life Financial group of companies had total assets under management in excess of CDN$400 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

-30-

Media Relations Contact:		Investor Relations Contact:
Susan Jantzi		Kevin Strain
Manager, Media Relations		Vice-President, Investor Relations
Tel: 519-888-3160		Tel: 416-204-8163
susan.jantzi@sunlife.com		investor.relations@sunlife.com